MAIL STOP 3561

October 16, 2006

Mr. Patrick Schnegelsberg
Chief Executive Officer
Gammacan International, Inc.
11 Ben Gurion Street
54101 Givat Shmuel, Israel

     Re: **Gammacan International, Inc.**
               Form 10-QSB for the Quarterly Period Ended
               March 31, 2006
               Filed May 9, 2006
               File No. 000-32835

Dear Mr. Schnegelsberg:

     We have completed our review of your Form 10-QSB and related filings and have no further comments at this time.

               Sincerely,

               Tia Jenkins
               Senior Assistant Chief Accountant
               Office of Emerging Growth Companies